


BB 3/10

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

12012420

'ED STATES
EXCHANGE COMMISSION
......gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- **52125**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ **01/01/11** _____ AND ENDING _____ **12/31/11** _____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Advisors Alliance, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

275 Madison Avenue, Suite 1410
                          (No. and Street)
New York   **NY**   **10016**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kerri Wasserman   **(212) 812-8900**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                    (Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**
            (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/26

OATH OR AFFIRMATION

I, ___Kerri Wasserman___ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Portfolio Advisors Alliance, Inc.___ , as

of ___December 31___ , ___2011___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

SHAHID H CHAUDHARY
Notary Public - State of New York
No. 01CH6219299
Qualified in Nassau County
My Commission Expires Mar. 22, 2014

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PORTFOLIO ADVISORS ALLIANCE, INC.
Financial Statements
For the Year Ended
December 31, 2011
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Portfolio Advisors Alliance, Inc.

We have audited the accompanying statement of financial condition of Portfolio Advisors Alliance, Inc., as of December 31, 2011 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for cur opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Portfolio Advisors Alliance, Inc., as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

		2011
Cash and cash equivalents	$	8,506
Accounts receivable from clearing broker		27,787
Prepaid expenses		29,869
Property and equipment, net of accumulated depreciation of $13,447		-
Deposits with clearing brokers		50,000
Other assets		18,572
Total Assets	$	134,734

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	29,588
Note payable		5,778
Accrued commissions		22,219
Due to related party		369
Total Liabilities		57,954

STOCKHOLDERS' EQUITY	
Common stock, no par value, stated value $.10, 500,000 shares authorized, 125,000 shares issued and outstanding	12,500
Paid-in capital	339,402
Retained earnings (deficit)	(275,122)
Total Stockholders' Equity	76,780
Total Liabilities and Stockholders' Equity	$ 134,734

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

	2011
REVENUES	
Commissions	$ 2,195,044
Total revenues	2,195,044
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	1,843,135
Clearing costs	77,868
Occupancy	28,765
Other operating expenses	352,284
Total expenses	2,302,052
INCOME (LOSS) BEFORE INCOME TAXES	(107,008)
INCOME TAXES	-
NET INCOME (LOSS)	$ (107,008)

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (107,008)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Depreciation and amortization	90
Expenses provided by member	23,500
Decrease in receivables from clearing broker	59,387
Decrease in accounts payable and accrued expenses	(34,371)
Decrease in deposit with clearing broker	11,474
Increase in prepaid expenses and other assets	(1,611)
NET CASH USED BY OPERATING ACTIVITIES	(48,539)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions	25,000
Decrease in due to related party	(9,631)
NET CASH PROVIDED BY FINANCING ACTIVITIES	15,369
NET DECREASE IN CASH AND CASH EQUIVALENTS	(33,170)
CASH BALANCE:	
Beginning of year	41,676
End of year	$ 8,506
SUPPLEMENTAL CASH FLOW INFORMATION:	
Member contribution from waiver of a liability	
arising from the Company's expense sharing agreement	$ 23,500

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2010	$ 12,500	$ 290,902	$ (168,114)	$ 135,288
Capital contributions - cash		25,000		25,000
Capital contributions from conversion of liabilities arising from an expense sharing agreement		23,500		23,500
Net income (loss)			(107,008)	(107,008)
Balance, December 31, 2011	$ 12,500	$ 339,402	$ (275,122)	$ 76,780

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> The Company is a registered broker dealer organized under the laws of the state of California. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities, mutual funds and variable life and annuity products for customers located throughout the United States. The Company operates from offices located in Atlanta, Georgia.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

<u>Property and Equipment:</u> Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

<u>Income Taxes:</u> The Company computes its income taxes under FASB Accounting Standards Codification 740. Under FASB Accounting Standards Codification 740, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Securities Transactions:</u> Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

<u>Date of Management's Review:</u> Subsequent events were evaluated through February 26, 2012, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $28,339, which was $23,339 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 2.05 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – DEPOSITS AT CLEARING ORGANIZATION

The Company clears all of its proprietary and customer transaction through other broker-dealers on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firms. Provided that the Company is not in default of its obligations or liabilities to the clearing firms, the clearing firms will return the security deposits following termination of the fully disclosed correspondent/clearing agreement.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (25,000)
Deferred income tax expense	25,000
Income tax expense	$ -

The net deferred tax asset consists of the following:

Deferred tax asset arising from net operating loss carryforward	$ 25,000
Valuation allowance	(25,000)
	$ -

The most significant component of deferred tax assets arises from net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

As of December 31, 2011, the Company has net operating loss carryforwards that may be used to offset future taxable income of approximately $85,000. The loss carryforwards are due to expire in 2026.

NOTE F – COMMITMENTS

The Company is subject to litigation in the ordinary course of business. At December 31, 2011, the Company has two arbitration matters in progress. Management is unable to estimate the amount of expense and payments, if any, to be made to settle these matters and therefore nothing has been accrued in the accompanying financial statements.

NOTE G – RELATED PARTY TRANSACTIONS

The Company operates from office facilities and utilizes personnel provided by a related entity pursuant to an Expense Sharing Agreement. Under the terms of the Expense Sharing Agreement the related party allocates expenses it incurs to the Company according to utilization of office facilities and equipment. During 2011, $23,500 of expenses allocable to the Company under the agreement were forgiven by the related entity and recorded as capital contributions in the accompanying financial statements.

NOTE G – RELATED PARTY TRANSACTIONS (CONTINUED)

The Company paid the related entity approximately $91,000 during 2011 under the expense sharing agreement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE H – NOTE PAYABLE

The note payable at December 2011 consists of a 6.25% unsecured installment note payable to a regulator.

Maturity of the debt is as follows:

2012	$ 5,306
2013	472
	$ 5,778

SUPPLEMENTAL INFORMATION

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2011

NET CAPITAL:

Total stockholder's equity	$ 76,780
Less nonallowable assets:	
Prepaid expenses	(29,869)
Other assets	(18,572)
	(48,441)
Net capital before haircuts	28,339
Less haircuts	-
Net capital	28,339
Minimum net capital required	5,000
Excess net capital	$ 23,339
Aggregate indebtedness	$ 57,954
Net capital based on aggregate indebtedness	$ 3,864
Ratio of aggregate indebtedness to net capital	2.05 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011

There is no significant difference between net capital reported in Part II of Form X-17a-5 and net capital as reported above.

PORTFOLIO ADVISORS ALLIANCE, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Stockholders
Portfolio Advisors Alliance, Inc.

In planning and performing our audit of the financial statements of Portfolio Advisors Alliance, Inc., for the year ended December 31, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Portfolio Advisors Alliance, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 26, 2012
Atlanta, Georgia

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Portfolio Advisors Alliance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Portfolio Advisors Alliance, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Advisors Alliance, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Advisors Alliance, Inc.'s management is responsible for Portfolio Advisors Alliance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no r presentation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2012

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended _December_, 20 _11_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
052125   FINRA   DEC
PORTFOLIO ADVISORS ALLIANCE INC   7*7
360 LEXINGTON AVE 18TH FL
NEW YORK NY 10017-6502
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _5297-_

   B. Less payment made with SIPC-6 filed (exclude interest) (_3163-_)

   _____ Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _2134-_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _2,134-_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _2134_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Portfolio Advisors Alliance Inc
(Name of Corporation, Partnership or other organization)

_Paul E____
(Authorized Signature)

Dated the _23_ day of _January_, 20 _12_.

Fin-Op
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _JAN 1_, 20 _11_
and ending _DEC 31_, 20 _11_

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents
$ _2,195,044_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_10,993-_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_65,267-_

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _X_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _X_

Enter the greater of line (i) or (ii)

Total deductions   _76,260-_

2d. SIPC Net Operating Revenues $ _2,118,784-_

2e. General Assessment @ .0025 $ _5,297-_

(to page 1, line 2.A.)

2